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                                 Exhibit (a)(8)

[Invacare logo]


               Invacare, Suburban Ostomy Announce Merger Agreement

             Deal will broaden distribution channels, enhance growth

                  ELYRIA, Ohio -- December 17, 1997 -- Invacare Corporation (NASDAQ:IVCR), the world's leading manufacturer and distributor of home health care products and mobility products for people with disabilities, and Suburban Ostomy Supply Co., Inc. (NASDAQ:SOSC), a leading national direct marketing wholesaler of medical supplies and related products to the home care industry, today announced the execution of a definitive merger agreement whereby Invacare would acquire for cash all outstanding shares of Suburban's common stock for $11.75 per share. This represents an 8 percent premium to yesterday's Suburban closing price of $10.875. Invacare's stock closed yesterday at $22.34.

                  Under the terms of the merger agreement, unanimously approved by both company Boards, Invacare will initiate a tender offer for all of the outstanding shares of Suburban to commence within five business days. Once initiated, the offer will be open for 20 business days unless further extended. Invacare's offer is contingent upon, among other things, a valid tender of at least two-thirds of the outstanding shares of Suburban on a fully diluted basis. After consummation of the tender offer, Invacare will acquire, pursuant to the merger, any remaining outstanding Suburban shares for the same price per share. It is anticipated that the proposed merger will be accounted for using purchase accounting. The transaction is subject to a number of customary conditions including the receipt of required regulatory approvals. In connection with the merger agreement, certain shareholders owning, in the aggregate, approximately 45 percent of Suburban's outstanding shares have agreed to tender all of their shares in the tender offer.

                  A. Malachi Mixon, III and Herbert P. Gray, Invacare and Suburban's chief executive officers, respectively, note that the proposed merger offers significant opportunities for enhancing sales growth in an increasingly competitive environment.

                  "Suburban complements Invacare's industry-leading One Stop Shopping strategy," said Mixon. "Suburban's product lines present a $1 billion market opportunity for Invacare to further serve the dealer/provider channel. Disposable medical supplies can represent as much as 20 percent of dealer/provider revenues. The integrated company will leverage customer relationships by combining Invacare's field sales and Suburban's inside sales organizations. In a rapidly evolving health care environment that demands increased efficiency, the combination creates an organization capable of lowering our customers' operating costs and increasing their cash flow," he added.

                  Gray said, "Suburban and its management have a high regard for Invacare's growth and achievements in serving the home health care equipment market. We believe our business will be strengthened through the addition of a comprehensive line of home medical equipment products."

                  Mixon said Suburban will be a core strategic business to Invacare and will be run as a separate operating group by the current management team, who are based in Holliston, MA.
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                  "This acquisition is consistent with Invacare's previously stated objective to augment future growth with strategic acquisitions," said Mixon. "We anticipate that the acquisition will result in combined revenues exceeding $860 million with a neutral effect on earnings in 1998, assuming a January 31, 1998 closing." Gray added, "We believe this transaction will deliver the highest value available to Suburban's stockholders."

                  Suburban Ostomy Co., Inc., which completed its initial public offering in October 1996, is a direct marketing wholesaler of medical supplies and related products to the home health care industry. The company sells products to over 23,000 customers, including: home medical equipment suppliers and pharmacies; home health agencies; national home health care chains; and managed care organizations. Through its direct sales and marketing programs, the company markets a comprehensive selection of more than 7,000 stock keeping units, primarily products for ostomy, incontinence, diabetic and wound care.

                  Invacare's headquarters are in Elyria, OH, with manufacturing plants in the United States, Australia, Canada, Germany, France, Mexico, New Zealand, Portugal, Switzerland and the United Kingdom. Products are distributed worldwide through more than 10,000 professional home health care providers, institutions and retail outlets.

                  This press release contains forward-looking statements based on current expectations which are covered under the "safe harbor" provision within the Private Securities Litigation Reform Act of 1995. Actual results and events related to the acquisition may differ from those anticipated as a result of risks and uncertainties, which include, but are not limited to, the successful completion of this transaction, the effective integration of Suburban and its recent acquisitions and the overall economic, market and industry conditions, as well as the risks described from time to time in Invacare's and Suburban's reports as filed with the Securities and Exchange Commission, including their most recently filed Form 10-K reports.

      CONTACT: Invacare Corporation
               Media Inquiries: Susan A. Elder, 440/329-6549
               Investor Inquiries: Thomas R. Miklich, 440/329-6111